Exhibit 99.1

FOR FURTHER INFORMATION:
INVESTOR RELATIONS INTL:
Haris Tajyar
Managing Partner
Ph: 818-382-9702
htajyar@irintl.com
FOR IMMEDIATE RELEASE
OCTOBER 17, 2007
NASDAQ GRANTS LJ INTERNATIONAL REQUEST
FOR CONTINUED LISTING UNTIL DECEMBER 31, 2007
COMPANY ALSO ANNOUNCES RESIGNATIONS
OF THREE INDEPENDENT DIRECTORS
HONG KONG and LOS ANGELES, October 17, 2007 — LJ International, Inc. (LJI) (NASDAQ: JADE), one of the leading jewelry companies in the world and, through its ENZO brand, the largest foreign jewelry retailer in China, today announced that the Nasdaq Listing Qualifications Panel has granted the Company’s request for continued listing on The Nasdaq Global Market, subject to the condition that on or before December 31, 2007, the Company shall file its Form 20-F for the fiscal year ended December 31, 2006.  The Company noted that the Nasdaq Listing and Hearing Review Council may, on its own motion, determine to review any Panel decision within 45 calendar days after issuance of the written decision.  If the Listing Council determines to review this decision, it may affirm, modify, reverse, dismiss, or remand the decision to the Panel.
The Company also announced the resignations of the three independent directors of the Company comprising its Audit committee. The Company noted that each of the resignations was for personal reasons and was primarily related to the recently filed federal class action lawsuits and shareholder derivative complaint.  None of the resigning directors expressed any disagreement between themselves and the Board of Directors of the Company in connection with their resignations. The Company believes that the lawsuits are without merit and intends to vigorously defend against them.
About LJ International Inc.
LJ International Inc. (LJI) (NasdaqGM: JADE), based in Hong Kong and the U.S., is engaged in the designing, branding, marketing and distribution of a full range of jewelry. It has built its global business, currently one of the fastest-growing in the jewelry industry, on a vertical integration strategy and an unwavering commitment to quality and service. LJI distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe, with a growing retail presence in China through its ENZO stores. Its product lines incorporate all major categories sought by major retailers, including earrings, necklaces, pendants, rings and bracelets.

Forward looking statement: Our discussion of the Company’s financial and operational historical and future results contain predictions, estimates, goals, and other forward-looking statements. Use of words like “estimate,” “projection,” “expect,” and similar expressions is intended to identify these statements. Any statements in this press release are not to be construed as official Company guidance but rather as its goals and targets. While these forward-looking statements represent our best current judgment on what the future holds, they are subject to risks and uncertainties that could cause the actual results to differ materially. In particular, the completion of our 2006 audit could negatively impact our financial results. By making these forward-looking statements, we undertake no obligation to update these statements for revisions or changes after the date of this presentation. In addition to the factors we will discuss later, important factors relating to our business are described in our most recent filings with the Securities and Exchange Commission.
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